Exhibit 4.10
Agreement for Maintenance of Reversibility of Operations (APRO)
Article 1 - Braskem undertakes to ensure the reversibility of this transaction, maintaining the competition status prior to the signature of the agreement(s) and refraining, until the judgment of the transaction, from performing any new acts resulting from the agreement already entered into regarding:
I. any corporate changes that may involve changes in control;
II. material changes to its facilities and transfer or waiver of rights and obligations related to its assets, including trademarks, patents, client portfolio and raw material suppliers;
III. suspension of the use of trademarks and products, except as provided in the Investment Agreement, maintaining the offering of the Ipiranga product line;
IV. substantive changes in structure, logistics, as well as distribution and sales practices;
V. substantive changes in the companies which may involve workforce dismissal and transfer of personnel between their production, distribution, sale and research facilities, whenever characterized as having the purpose of promoting the integration of the applicants’ companies;
VI. interruption, without just cause at the discretion of CADE, of investment projects pre-approved by the Board of Directors in all sectors of activities of the acquired company and with respect to the implementation of the acquired company’s plans and sales goals.
Article 2 – The agreement herein may be reviewed at any time, at CADE’s initiative or upon the applicants’ request, provided that the applicants, at CADE’s members discretion, prove that the requirements that motivated its execution no longer exist.
Article 3 – Non-compliance with any of the obligations set forth in this Agreement, as stated by CADE’s members, shall be subject to daily fines, which will be registered in the outstanding debt, of one hundred thousand (100,000) UFIRs (fiscal reference units), per violated item, without prejudice to other applicable civil and criminal sanctions, in addition to the legal enforcement of this agreement, which is an extrajudicial enforcement instrument for all legal purposes.
Article 4 – The amounts collected by virtue of non-compliance with this Agreement shall revert to the benefit of the Fundo de Direitos Difusos (Diffuse Rights Fund).

Article 5 – In case doubts arise out of the conditions for implementation of this Agreement, the applicants shall make a previous written consultation with CADE, to be analyzed by its members, after pronouncement of the Reporting Member.
Article 6 – The signature of this Agreement for Maintenance of Reversibility of Operations shall not imply any commitment by CADE related to the analysis of the merit of this case or any anticipation concerning the result of its judgment.
Article 7 – This agreement shall be effective as from the date hereof until the end of the judgment of this transaction.

Brasília, April 25, 2007

Luís Fernando Rigato Vasconcellos
Reporting Council Member

In agreement:

Ubiratan Mattos
OAB/SP Nº. 50468
Lawyer of Braskem
In view of the applicants’ consent and the approval by CADE’s members, I ratify the present Agreement.

Elizabeth Maria Mercier Querido Farina
President of CADE